SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CSN

Companhia Siderúrgica Nacional



CSN's Outlook for 2010

March 9, 2010

Certain of the statements contained herein are forward-looking statements based on Management's current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).



Timeline and Share Ownership

CSN - Share Ownership (Voting Capital) 12/31/2009


CBS
5%
BNDESPAR
3%
BM&F
Bovespa
21%
Vicunha
Siderurgia
48%
ADR NYSE
23%
1941
CSN is founded
1946
Operational start-up
1974/1989
Three Expansions in UPV
1993/1994
CSN privatization
1996/2002
CSN invested US$4 billion in technological advances
2005
Casa de Pedra and Itaguaí Terminal expansions begin
2007
First iron ore export shipment
2007
Acquisition of CFM
2008
Sale of 40% of NAMISA



CSN

Competitive Advantages

- Fully integrated business model: high quality mining operations with transport infrastructure and self-sufficiency in energy generation
- Low cost structure and high profitability
- High barriers to entry
- Pricing power with large buyers
- Diverse product portfolio and product mix
- Strong presence in Brazilian market, location in high-growth markets and presence in mature markets
- Strong liquidity with large cash balance
- Resilient performance in adverse market conditions
- Experienced management team



CSN Investments

	Steel	Mining	Cement	Logistics		Energy
						
	Flat Steel Long Steel (*)	Casa de Pedra & NAMISA	Cement Plant	MRS Railway & Transnordestina	Itaguaí Logistics Platform	Thermal & Hydro Electric Plants
% Net Revenues - 2009	72%	16%	12%			
Investments	▸ 5.6 Mt of crude steel capacity (2009) ▸ # 2 flat steel producer in Brazil ▸ Focus on high margin products	▸ # 6 globally in iron ore production (23 Mt in 2009) ▸ CSN is self-sufficient in iron ore production	▸ The by-products generated by CSN's blast furnaces and CSN's limestone reserves will be utilized to produce 2.5MT of cement by 2012 ▸ Operations started in May 2009	▸ Developed transport infrastructure, from iron ore mines to steel mills and ports ▸ MRS Railway connects the Presidente Vargas steelworks to Casa de Pedra and terminals at Itaguaí Port ▸ CSN holds concessions to operate two deep-sea water terminals (TECON and TECAR) from which CSN exports its products (steel and iron ore) and imports coal and coke		▸ CSN is self-sufficient in energy production ▸ CSN total energy Capacity: 428 MW



* Operation expected to start up by 2011

CSN, a fully integrated company

Self-sufficiency in practically all relevant raw materials for steel production, particularly, the iron mine Casa de Pedra and the three energy generation mills, along with equity interests or operating concessions of outstanding infrastructure assets, positions CSN not only as a truly low-cost producer but also one of the most independent, reliable and profitable steel producer **worldwide.**



Brazil
MG
ES
SP
RJ



Lime & Dolomite mine
(Arcos)
260 miles
Iron Ore mines
(Casa de Pedra & NAMISA)
200 miles
MRS railway
(equity of 33%)
FCA railway
CSN mill (UPV)
FCA
MRS
Rio de Janeiro
São Paulo
(Brazilian largest market)
270 miles
Angra Port
Sepetiba Port
60 miles
Iron ore & Coal Terminal and Conteiners terminal (controled by CSN)
Rio de Janeiro Port
80 miles




June
July
August
September
3 699
155 080
390
119
295
87
384
138

2009 Financials

2009 Highlights

- In a scenario marked by an economic slowdown, 2009 total domestic sales of flat steel fell by 26% over 2008, while CSN recorded a decline of 22%;
- Total steel product sales volume grew by 58% in the second half of 2009 over first six months sales;
- Sales of finished iron ore products (CSN+Namisa) totaled 22.4 million tonnes in 2009, 22% up on the year before and a new Company record;
- Annual exports of finished iron ore products (CSN+Namisa) reached a record of 21.8 million tonnes, a 48% improvement over 2008;
- CSN is a company with high liquidity, with a cash position of R$8.1 billion;
- CSN inaugurated its cement factory in 2009, adjacent to the Presidente Vargas Steelworks in Volta Redonda, adding value to the slag generated during steel production. 2009 cement sales reached 338,000 tonnes;
- Overcoming the effects of the economic crisis, in 2009 CSN's shares appreciated by 108% on the BM&FBovespa and 168% on the NYSE, well above the 87% recorded by the IBOVESPA and the 19% recorded by the Dow Jones.



Steel - Sales Volume and Net Revenues

CSN is Domestically Focused



Sales Volume
(millions of tonnes)
4.86
4.38
5.38
4.89
4.11
41%
36%
33%
15%
21%
59%
64%
67%
85%
79%
2005
2006
2007
2008
2009
Net Revenue
(R$ million)
8,890
7,766
9,545
10,566
7,894
35%
33%
28%
13%
14%
65%
67%
72%
87%
86%
2005
2006
2007
2008
2009
Domestic Market
Exports



Steel Production Costs
(Parent Company)


2008
20%
7%
5%
5%
8%
9%
8%
7%
19%
12%
2009
23%
8%
5%
4%
1%
8%
10%
10%
21%
10%
Coal
Coke
Iron Ore
Metals
Acquired Slabs and Coils
Other Raw Materials
Labor
Energy and Fuel
Maintenance and General Costs
Depreciation

Iron Ore Sales

Sales Volume (1)



(millions of tonnes)
3.2
100%
10.5
49%
51%
18.4
80%
20%
22.4
97%
3%
2006
2007
2008
2009
Domestic Market
Exports

(1) Total sales volume reflects 100% of NAMISA sales

Net Revenue (2)



(R$ million)
166
100%
721
56%
44%
2,085
82%
18%
1,814
95%
5%
2006
2007
2008
2009
Domestic Market
Exports

(2) Consolidated net revenue. It reflects 60% of NAMISA sales as of December 2008, when 40% of NAMISA was acquired by the Japanese-Korean Consortium



Net Revenue by Segment


R$ million
14,003
11,441
10,978
10%
10%
15%
12%
10%
6%
16%
84%
75%
72%
2007
2008
2009
3,057
2,986
2,443
2,492
13%
12%
12%
14%
11%
11%
26%
15%
74%
75%
63%
74%
1Q09
2Q09
3Q09
4Q09
Steel
Mining
Others
Total



2009 Performance


EBITDA (R$ MM) and EBITDA Margin (%)
28%
29%
33%
39%
683
728
992
1,204
1Q09
2Q09
3Q09
4Q09
EBITDA
EBITDA Margin


Gross Profit (R$ MM) and Gross Margin (%)
33%
34%
39%
45%
802
836
1,177
1,376
1Q09
2Q09
3Q09
4Q09
Gross Profit
Gross Margin

CSN

Consolidated Net Debt / EBITDA



Indebtedness and Net Debt (R$MM)
8,352
4,780
0.93x
8,797
5,030
0.91x
10,888
6,283
0.99x
11,635
2,386
0.36x
11,995
2,814
0.47x
10,963
4,881
0.98x
14,768
5,858
1.51x
14,363
6,276
1.74x
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
Gross Debt
Net Debt
Net Debt / EBITDA



CSN´s shares performance



Basis 100
Performance: CSN x IBOVESPA
In the last 5 years, CSN´s shares gain to shareholders has reached 411% more than double the IBOVESPA´s appreciation of 162% in the same period.
900
800
700
600
500
400
300
200
100
CSNA3
IBOVESPA
dec/04
mar/05
jun/05
sep/05
dec/05
mar/06
jun/06
sep/06
dec/06
mar/07
jun/07
sep/07
dec/07
mar/08
jun/08
sep/08
dec/08
mar/09
jun/09
sep/09
dec/09

Market Cap Ranking

In terms of Market Cap, CSN is ranked 8th among the main steel and mining companies worldwide


207.7
155.6
128.2
66.2
53.1
52.4
43.4
26.5
26.3
26.0
24.3
24.0
21.7
BHP Billiton
Vale
Rio Tinto
Arcelormittal
Anglo American
Xstrata
Posco
CSN
Nippon Steel
Tenaris
JFE Holdings
Teck Resources
Eurasian Natural

Source: Bloomberg, March 8, 2010



CSN

Companhia Siderúrgica Nacional



Brazilian Steel Market

March 9, 2010

Domestic Market - Flat Steel Sales

('000 t)



26%
20%
25%
9,263
10,536
9,604
10,336
12,151
12,137
8,991
10,790
11,239
2003
2004
2005
2006
2007
2008
2009
2010*
2010*

Brazilian Flat Steel Sales

	2009	2008	2009/2008
Total Sales - Brazil (IABR)	8,991	12,137	-26%
CSN Sales (Exports)	3,243	4,158	-22% **
Total Sales CSN (Brazil + Exports)			-16% **



(*) CSN Estimates
(**) Source: CSN Earnings Release (4Q09)

2010 Market Outlook



Automotive

- Sales growth of around 9.3% to 3.4 million units in 2010, the sector's best year ever (ANFAVEA).
- Estimated investments for 2010: R$16.2 bi



Construction

- Brazil's construction GDP should grow 8.8% in 2010 (Sinduscon-SP)
- Positive impacts on the sector: *Minha Casa Minha Vida* housing program, Growth Acceleration Plan (PAC), World Cup and Olympic Games.



Distribution

- Sales growth estimate of 15% in 2010 (INDA).
- Higher output of consumer durables and recovery of the capital goods industry.



Home Appliance

- Positive outlook for 2010, thanks to greater availability of credit, especially in the C and D income groups.



2010 Guidance

5,000 kt

4,250 kt → Domestic Market (85%)



750 kt → Export Market (15%)



2009	2008
3,243 kt Brazil (80%)	4,158 kt Brazil (85%)
867 kt Exports (20%)	733 kt Exports (15%)
4,110 kt	4,891 kt

-16%



Strategies for 2010

✓**Above-market growth rates in the segments:**

- **Home appliances, Automotive, Distribution, Construction, Infrastructure, Packaging**
- **Complete Product Portfolio: hot-rolled + cold-rolled + galvanized + Galvalume + tin plate**

✓**Strengthening Independent Distribution**

✓**Important Player in the Construction Sector:**

Roofing, Sidewalls, Rebars, CSN Steel Color, Cement, Long Steel, Fabricated Rebars

✓**Expansion of client base (Focus on Retail)**

✓**Strong client base, fragmented among the distribution channels**

✓**Joint operations with packaging end-users**

- **Chemicals**
- **Food**



CSN
Companhia Siderúrgica Nacional



Steel Sector Growth Outlook

March 9, 2010

Main Investment Projects

Presidente Vargas Steelworks Long Steel Project

Objective: Establishing new business and markets with the production of 500 kt/year of long steel (rebars and wire rods):

- Output of 400 kt/year of rebars
- Output of 100 kt/year of wire rods

Status: In progress

Start-up: First half of 2011

Estimated investments: US$ 340 million.



LONG STEEL CONSTRUCTION SITE



EXPANSION OF WAREHOUSE FOR ELECTRIC MELT SHOP





Main Investment Projects

Long Steel - Greenfield I and II

Ongoing feasibility study for CSN's expansion through the implementation of two mini mills producing 500 kt/year each:

- Rebars (400 kt/year)
- Wire Rods (100 kt/year)

Start-up expected by 2013



CSN

Companhia Siderúrgica Nacional



Mining challenges for 2010

March 9, 2010

Iron Ore Imports - China


CHINESE IRON ORE IMPORTS (Mt)
2007
2008
2009
2010
70
65
60
55
50
45
40
35
30
25
Mt
+43%
+41%
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

Seaborne Iron Ore Market 2009		
	Mt	%
China	628	67%
Ex-China	313	33%
World	941	

Higher import volume in China (2009 vs. 2008) ⇨ **+ 184 Mt**



SOURCE: TEX REPORT AND MACQUARIE

Crude Steel Output
World Recovery ex-China


Monthly Crude Steel Output (Mt)
China
World ex-China
Mt
80
75
70
65
60
55
50
45
40
35
30
60.2
48.7
+33%
+18%
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10

CRUDE STEEL OUTPUT JAN 2009 VS. JAN 2010

- China up 18.2% to 48.7 Mt
- Japan up 36.8% to 8.7 Mt
- U.S. up 48.8% to 6.1 Mt
- South Korea up 32.4% to 4.5 Mt
- EU up 37.2% to 13.5 Mt
- South America up 38.9% to 3.4 Mt

SOURCE: WORLDSTEEL

Crude Steel Output - 2010 Estimates



GLOBAL CRUDE STEEL OUTPUT (Mt)
China
World ex-China
Mt
1400
1200
1000
800
600
400
200
0
1,194
566
628
1,319
610
709
+10%
+8%
+13%
2009
2010

Increased global crude steel output (excluding China) will require an additional 130 million tonnes of iron ore.

China will require an additional 70 million tonnes of iron ore.

SOURCE: WORLDSTEEL, MACQUARIE AND CSN



Seaborne Iron Ore Market
2010 Estimates

SEABORNE IRON ORE MARKET (Mt)



Demand
Supply
1100
1050
1000
950
900
Mt
2009
2010 (f)

We expect total seaborne iron ore demand of around 1070 Mt in 2010, while supply should increase by 80 Mt, resulting in a substantial imbalance between supply and demand (deficit of approximately 5%).



SOURCE: WORLDSTEEL AND MACQUARIE

Iron Ore Prices
Spot Price Reflects Iron Ore Scarcity in the Market



Benchmark vs. Spot Prices
Brazil - Asia
Benchmark 64,5%
Platts 65% ($/dmt)
Platts 65% - C3 ($/dmt)
USD/dmt
160
140
120
100
80
60
40
20
145
115
+109%
55
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10

SOURCE: PLATTS AND TEX REPORT




Freigth
FIS Backwardation curve adjusted to Platts 65% - C3
USD/t
160
140
120
100
80
60
40
20
0
144.88
142.34
140.93
137.54
135.56
29.84
30.36
30.89
28.27
27.75
115.04
111.87
109.85
109.27
107.83
Mar-10
Apr-10
Q2 10
Q3 10
Q4 10

Future iron ore prices on the spot market confirm expectations of a steep iron ore deficit in 2010.



SOURCE: BACKWARDATION CURVE FIS ADJUSTED TO PLATTS 65% AND PLATTS

Iron Ore Prices

Negotiation Price 2010


Benchmark vs. Spot
FOB Prices Brazil - Asia
Benchmark 64,5%
Platts 65% - C3 ($/dmt)
USD/dmt
120
110
100
90
80
70
60
50
40
30
20
115
+109%
55
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10



The current difference between benchmark and spot prices is unsustainable!

Source: Platts and Tex Report

CSN Iron Ore Sales *

Sales Volume - CSN and NAMISA (*)

(Million Tonnes)


22.4
18.4
10.5
80%
97%
49%
51%
20%
3%
2007
2008
2009
Brazil
Exports



(*) Sales volume reflects CSN's sales and 100% of NAMISA's sales

Iron Ore Expansion Project *

Mining

Casa de Pedra Mine

- Current capacity: 21 Mt/year
- CSN Consumption: ~ 8.5 Mt/year
- Future capacity (2013): 50 Mt/year
- Mineral resources ~ 8.4 billion t
- Reserves : 1.6 billion ton.

NAMISA(**)

- Current capacity : 6.8 Mt/year
- Future capacity: 33 Mt/year
- Purchases from 3rd parties: 6 Mt/year
- Future sales (2014): 39 Mt/year

Logistics

Itaguaí Port

- Future capacity (2013): 84 Mt/year
- Current capacity : 30 Mt/year

Railway

MRS



CSN/NAMISA Facilities
LOADING TERMINALS
VALE'S MINES
CITIES
STEELWORKS
MRS
EFVM
NAMISA / SARZEDO
BELO HORIZONTE
USIMINAS
ACESITA
Sarzedo Multicargo Railway Terminal
Souza Noschese Railway Terminal
NOVA LIMA
NAMISA / FERNANDINHO
CST
VITÓRIA
NAMISA / ENGENHO
GERDAU- AÇOMINAS
CSN CASA DE PEDRA
Central Line – MRS
JUIZ DE FORA
Steel Railway – MRS
CSN PRESIDENTE VARGAS STEEL WORKS
ATLANTIC OCEAN
COSIGUA
RESENDE
SÃO PAULO
RIO DE JANEIRO
COSIPA
SANTOS
CSN – PORT OF ITAGUAI
0 km
100 km

(**) CSN holds 60% of NAMISA



(*) Ongoing feasibility studies to verify a potential expansion of the project

Casa de Pedra and TECAR


Crusher


29/01/2010
Screening and classification


SHIP LOADER


ROTARY CAR DUMPER



CSN
Companhia Siderúrgica Nacional



CSN's Strategy for the Cement Segment

March 9, 2010

Cement Output

• CSN began cement output and sales in 2009, and is currently producing at a rate of 1 million tonnes per year;
• Sales totaled 338,000 tonnes in 2009;
• Capex (cement grinding / clinker plant): US$ 410 million (US$ 279 million already invested)
• Advantage of using the slag generated by the blast furnaces; own clinker output through CSN's limestone reserves;
•CSN will use its own infrastructure:
  - MRS Logística S/A
  - Distribution centers
• Current grinding capacity: 2.8 million tonnes;
• Feasibility studies are being developed for the implantation of 3 new units located in the Northeast, Midwest and South regions of Brazil;
• Estimated CAPEX for the new plants: between US$150/ton and US$200/ton.
• Total grinding capacity of up to 6.4 million tonnes per year.



Cement Plant


GRINDING PLANT

CSN

Companhia Siderúrgica Nacional

Visit our website:

www.csn.com.br/ir

